JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 23, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II (the “Trust”); File Nos. 2-95973 and 811-4235 – Preliminary Proxy Statement filed on April 7, 2014

Dear Ms. Hui:

This letter is in response to the comments you provided to me on April 17, 2014 on the preliminary proxy statement (“Proxy Statement”) filed on behalf of each series (each a “Fund”) of the Trust. The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into a definitive proxy statement (the “Definitive Proxy Statement”) which will be filed with the Securities and Exchange Commission (“SEC”) on or about April 28, 2014.

Inclusion of Shareholder Proposal

1.	Comment: In a letter dated April 15, 2014, the Division of Investment Management of the SEC indicated that it would not grant the Trust’s request for no action relief to exclude a shareholder proposal (the “Shareholder Proposal”) requiring the Board to institute additional procedures for the JPMorgan Municipal Money Market Fund relating to genocide-free investing. Please include the Shareholder Proposal in the Definitive Proxy Statement.

Response: The Shareholder Proposal will be included in the Definitive Proxy Statement as Proposal 7. Please note that, in accordance with Rule 14a-8(m)(3)(ii), the opposition statements to be included in the Definitive Proxy Statement were provided to the shareholder on March 28, 2014, a date at least 30 calendar days before April 28, 2014, the anticipated filing date of the Definitive Proxy Statement.

Proposal 2-4 – JPMorgan Large Cap Growth Fund, JPMorgan Mid Cap Growth Fund, and JPMorgan Equity Income Fund — Investments in Equity Securities

2.	Comment: Proposals 2, 3, and 4 indicate that the reference to “equity securities” in each Fund’s investment objective goes beyond the goal of each Fund by describing how the Fund intends to meet its goal. Please indicate that each Fund will continue to invest in equity securities after the investment objective is changed to alert shareholders that the change is technical and not designed to change the Fund’s investment strategies.

Response: The disclosure in Proposals, 2, 3, and 4 will be revised to read as follows (changes underlined).

“In addition, the proposed investment objective eliminates the reference to equity securities in the objective though the Fund will continue to invest in equity securities.”

Proposal 5 - JPMorgan Market Expansion Enhanced Index Fund — Notice of Index Changes

3.	Comment: Proposal 5 indicates that if the proposal is approved, the indexes for the JPMorgan Market Expansion Enhanced Index Fund “may be changed by approval of the Board of Trustees and notice to, rather than approval by, shareholders.” Please disclose how much notice will be provided to shareholders in the Definitive Proxy Statement.

Response: The Fund will provide advance notice of any change in indexes, but the amount of notice provided to shareholders may depend on the facts and circumstances including the composition of the new index(es), the reasons for an index change and whether the Fund is making other changes to its investment strategies. Although there is not a set notice period, we will revise the disclosure as follows to highlight that such notice will be in advance (changes underlined):

“If the proposal is approved, the indexes may be changed by approval of the Board of Trustees and advance notice to, rather than approval by, shareholders.”

Proposal 6 – JPMorgan International Equity Index Fund – Changes Conditioned of Proposals

4.	Comment: If the proposal to change the Fund’s investment objective is changed, the Proxy Statement indicates that the Fund’s name, benchmark, and investment strategies (“Conditional Changes”) will also change. Please reference the Conditional Changes in the opening paragraph under “What are shareholders being asked to approve in Proposal 6?”

Response: The following disclosure will be added to the Definitive Proxy Statement (changes underlined).

“Shareholders are being asked to approve a change to the investment objective for the JPMorgan International Equity Index Fund (“International Equity Index Fund”). If the proposal is approved by shareholders, the Fund’s benchmark, name, and certain of its investment strategies will also change.”

5.	Comment: The proxy statement provides that if the proposal is not approved for the International Equity Index Fund, these changes will not take effect, and the Board may consider other courses of action. Please provide examples of other courses of action the Board may consider.

Response: In approving the proxy statement, the Board did not approve any specific actions with respect to the Fund in the event that the proposal is not approved. We are concerned that adding examples suggests that there is another course of action that the Board will take if the proposal is not approved such that shareholders are choosing between approving the proposal and another specific course of action. Moreover, we are concerned that a list of examples will not be exhaustive and may limit the Board’s consideration of other courses of action.

In connection with your review of the Proxy Statement, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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